UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-32525

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERIPRISE FINANCIAL 401(k) PLAN

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERIPRISE FINANCIAL, INC.

55 Ameriprise Financial Center

Minneapolis, MN 55474

Ameriprise Financial 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008
with Report of Independent Registered Public Accounting Firm

Ameriprise Financial 401(k) Plan

Form 11-K

Report of Independent Registered Public Accounting Firm

The Employee Benefits Administration Committee
Ameriprise Financial, Inc.

We have audited the accompanying statements of net assets available for benefits of the Ameriprise Financial 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 25, 2010

Ameriprise Financial 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Cash	$2,208,108	$—

Investments:
Investments at fair value:
Mutual funds	341,574,638	264,279,110
Collective investment funds	152,800,473	102,817,557
Ameriprise Financial Stock Fund	81,496,538	42,967,936
Self-Managed Brokerage Account	116,689,327	79,834,953
Income Fund	97,546,233	91,962,783
Participant loans	21,827,959	19,143,155
Total investments at fair value	811,935,168	601,005,494
Adjust fully benefit-responsive investment contracts to contract value	(2,913,270)	(2,315,060)
Total investments	809,021,898	598,690,434

Receivables:
Investment income	194	2,362
Due from brokers	284,087	303,066
Employer contributions, net of forfeitures	210,908	5,534,233
Total assets	811,725,195	604,530,095

Liabilities
Due to broker	2,492,195	303,048

Net assets available for benefits	$809,233,000	$604,227,047

See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2009	2008
Contributions:
Employer, net of forfeitures	$20,723,904	$26,255,023
Participant	52,553,434	45,608,633
Participant rollovers	17,329,462	1,819,220
Total contributions	90,606,800	73,682,876

Investment income (loss):
Interest and dividends	11,446,193	11,516,289
Interest on participant loans	1,282,556	1,340,789
Net realized/unrealized appreciation (depreciation):
Mutual funds	56,245,551	(148,375,535)
Collective investment funds	40,530,924	(83,815,889)
Ameriprise Financial Stock Fund	34,351,217	(44,328,201)
Self-Managed Brokerage Account	30,883,944	(56,976,435)
Income Fund	3,671,898	3,951,344
Total net realized/unrealized appreciation (depreciation)	165,683,534	(329,544,716)
Total investment income (loss)	178,412,283	(316,687,638)
Total contributions and investment income (loss)	269,019,083	(243,004,762)
Withdrawal payments	(64,013,130)	(63,469,268)
Net increase (decrease) in net assets available for benefits	205,005,953	(306,474,030)
Net assets available for benefits at beginning of year	604,227,047	910,701,077
Net assets available for benefits at end of year	$809,233,000	$604,227,047

See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements

December 31, 2009

1.  Description of the Plan

General

The Ameriprise Financial 401(k) Plan (the “Plan”), which became effective October 1, 2005, is a defined contribution pension plan. Under the terms of the Plan, regular full-time and part-time employees of Ameriprise Financial, Inc. and its participating subsidiaries (the “Company”) can make contributions to the Plan and are eligible to receive Company contributions on the first full pay period after completing 60 days of service.

In late 2008, the Company completed its acquisitions of J. & W. Seligman & Co., Incorporated (“Seligman”) and H&R Block Financial Advisors, Inc. (“HRBFA”) (subsequently renamed Ameriprise Advisor Services, Inc. (“AASI”)).  Employees of Seligman and HRBFA who were employed by the Company as of a specified date following the acquisitions generally received credit for their service with Seligman and HRBFA for purposes of participation and vesting under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan.

Administration of Plan Assets

The Plan’s trustee and recordkeeper is Wachovia Bank, N.A. Subsequent to the 2009 plan year, Wachovia Bank, N.A. became part of Wells Fargo Bank, N.A. The Plan is administered by the Company’s Employee Benefits Administration Committee (“EBAC”). The Company’s 401(k) Investment Committee selects the investment options offered to participants under the Plan. Members of the EBAC and 401(k) Investment Committee are determined based upon job title as specified in the Plan.

Plan Fees and Expenses

Fees, commissions, and other charges and expenses that are attributable to administering the Plan are paid from the related trust (the “Trust”), unless paid by the Company. The Company currently pays a portion of the cost of administering the Plan, including fees of the auditors, counsel, certain investment managers and investment consulting.

The majority of the cost of administering the Plan, including fees of the trustee, recordkeeper, and investment managers, are paid from the fees associated with the investment options offered under the Plan. In addition, expenses related to investment of the Plan funds, for example, brokerage commissions, stock transfer or other taxes and charges incurred for the purchase or sale of the funds’ investments, are generally paid out of the applicable fund. Fees paid out of a fund reduce the return of that fund. The participant pays for fees and expenses of the Self-Managed Brokerage Account (“SMBA”) and administrative loan origination fees.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2009

1.  Description of the Plan (continued)

Contributions

As of December 31, 2009, the Plan provided for the following contributions:

Elective Contributions

Each pay period, eligible participants may make pretax and/or Roth 401(k) contributions (up to 80% of eligible compensation), and after-tax contributions (up to 10% of eligible compensation) or a combination of any of the three, not to exceed 80% of their eligible compensation to the Plan through payroll deductions. The Internal Revenue Code of 1986, as amended (the “Code”), imposes a limitation on participants’ pretax and Roth 401(k) contributions to plans, which are qualified under Code Section 401(k), and other specified tax favored plans. This limit per the Code was $16,500 and $15,500 for employees under age 50 and $22,000 and $20,500 for employees age 50 and older for 2009 and 2008, respectively. The Plan complied with nondiscrimination requirements under the Code for both 2009 and 2008.

Fixed Match Contributions

The Company matches the participant’s pretax and/or Roth 401(k) contributions biweekly on a dollar for dollar basis up to 3% of eligible compensation that the employee contributes. Total Fixed Match contributions for the plan years ended December 31, 2009 and 2008 were $17,993,998 and $15,130,053, respectively.

Variable Match Contributions

The Company may make an annual discretionary Variable Match contribution of 0% to 200% of participants’ Fixed Match contributions. Variable Match contributions for any plan year are based primarily on Company performance. Eligible participants must be employed on the last business day of the plan year (or deceased, retired or disabled and have received Fixed Match contributions for the plan year) to be eligible for any Variable Match contribution. The Variable Match contribution for any plan year is determined at the sole discretion of the Board of Directors of the Company. There is no assurance that Variable Match contributions will be made to the Plan for any particular plan year. In February 2010 and 2009, the Company made total Variable Match contributions of $210,908 and $5,534,233, respectively, net of forfeitures of $1,638,528 and $1,544,671, respectively, for the plan years ended 2009 and 2008.

For 2009, the Variable Match contribution was limited to former HRBFA employees, at the rate of 66% of Fixed Match contributions received, based on contractual agreement.

Company Stock Contributions

The Company contributes 1% of biweekly eligible compensation, regardless of whether the eligible employee contributes to the Plan. This contribution is invested in the Ameriprise Financial Stock Fund. However, participants are allowed to immediately transfer their balance among the other investment options. Total Company Stock contributions for the plan years ended December 31, 2009 and 2008 were $2,518,190 and $5,590,737, respectively. In May 2009, the Company suspended the Company Stock contributions.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2009

1.  Description of the Plan (continued)

Limit on Contributions

For purposes of the Plan, eligible compensation is a participant’s regular cash compensation up to $245,000 and $230,000 in 2009 and 2008, respectively, before tax deductions and certain other withholdings. The definition of eligible compensation for former HRBFA employees includes performance related cash bonuses, overtime, commissions and certain other amounts. Eligible compensation for all other employees is base pay.

Rollover Contributions

A rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not eligible for any Company contributions. Seligman and former HRBFA employees were given the option to rollover their account balances and outstanding loans directly to the Plan in 2009.

Transfer of Account Balances

Participants may transfer existing account balances on any day the New York Stock Exchange is open. The initial transfer into the SMBA must be at least $3,000 with subsequent transfers in increments of at least $500.

Vesting

Participants are immediately vested in their pretax, Roth 401(k), after-tax, and rollover contributions and income and appreciation on the foregoing. Company contributions are vested on a five-year graded schedule of 20% per year of service with the Company or if the participant retires at or after age 65, becomes disabled or dies. Profit Sharing contributions, which were replaced with Variable Match contributions effective January 1, 2007, and income and appreciation thereon, are fully vested after five years of service, upon retiring at or after attaining age 65, upon becoming disabled or at death. Company contributions not vested at the time of termination of employment are forfeited and used to reduce future Company contributions. Forfeitures for the plan years ended December 31, 2009 and 2008 were $1,658,567 and $1,664,897, respectively.

Tax Deferrals

As long as the Plan remains qualified and the Trust remains tax exempt, amounts invested in the Plan through participant and Company contributions and rollovers, as well as the income and appreciation on such amounts, are not subject to federal income tax until distributed to the participant.

Distributions and Withdrawals

If employment ends, participants are eligible to receive a distribution of their vested account balance. Participants (or their beneficiaries) may elect to receive their accounts as a single lump-sum distribution in cash, whole shares of Ameriprise Financial, Inc. common shares, mutual funds shares held under the SMBA, or a combination of cash and shares. A participant may request a withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2009

1.  Description of the Plan (continued)

Loan Program

The EBAC has the power to establish, interpret and administer a uniform and nondiscriminatory loan program which the trustee must observe in making loans, if any, to active participants. Such individuals shall be eligible for loans pursuant to such uniform and nondiscriminatory loan program. Such loan program shall be evidenced by a written document separate from the Plan and Trust.

Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50 percent of their account balance. The administrative loan origination fee of $75 per loan is paid by the participant and is deducted from the proceeds of the loan. Loan terms range from up to 59 months or up to 359 months if the loan is used towards the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of the prime rate as reported in the Wall Street Journal on the first business day of the month before the date the loan is originated. Principal and interest payments will be deducted automatically from the participant’s pay each period. If the participant’s service with the Company ends for any reason, the entire principal and interest of any outstanding loan will be due and payable within 45 days. A loan will be considered in default if payments are not received by the Plan within 90 days following the date payment is due under the note. Loans not repaid within that timeframe will be reported as taxable distributions.

2.  Significant Accounting Policies

Valuation of Investments

Investments are reported at fair value. See Note 6 for information on the Plan’s accounting policies related to valuation of investments. Defined contribution plans are required to report fully benefit-responsive investment contracts at contract value and also report fair value; therefore, a reconciliation of fair value to contract value is presented on the Statements of Net Assets Available for Benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Other

Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on the accrual basis. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose.

The accompanying financial statements have been prepared on the accrual basis of accounting and include the use of management estimates in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2009

3.  Recent Accounting Pronouncements

Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)

In September 2009, the Financial Accounting Standards Board (“FASB”) updated the accounting standards to allow for net asset value (“NAV”) to be used as a practical expedient in estimating the fair value of alternative investments without readily determinable fair values. The standard also requires additional disclosure by major category of investment related to restrictions on the investor’s ability to redeem the investment as of the measurement date, unfunded commitments and the investment strategies of the investees. The disclosures are required for all investments within the scope of the standard regardless of whether the fair value of the investment is measured using the NAV or another method.  The standard is effective for interim and annual periods ending after December 15, 2009, with early adoption permitted. The Plan adopted the standard in the fourth quarter of 2009, which did not have a material effect on the Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits. The Plan does not have any alternative investments with unfunded commitments or redemption restrictions.  See Note 4 for information regarding the investment strategies of the investees.

Fair Value

In January 2010, the FASB updated the accounting standards related to disclosures on fair value measurements. The standard expands the current disclosure requirements to include additional detail about significant transfers between Levels 1 and 2 within the fair value hierarchy and to present activity in the rollforward of Level 3 activity on a gross basis. The standard also clarifies existing disclosure requirements related to the level of disaggregation to be used for assets and liabilities as well as disclosures on the inputs and valuation techniques used to measure fair value. The standard is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure requirements related to the Level 3 rollforward, which are effective for interim and annual periods beginning after December 15, 2010. The Plan will adopt the standard in 2010, except for the additional disclosures related to the Level 3 rollforward, which the Plan will adopt in 2011. The adoption is not expected to have a material effect on the Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits.

4.  Investments

Investment Elections

A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions. Future contributions cannot be made directly to the SMBA.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2009

4.  Investments (continued)

Investment Options

A summary of investment options at December 31, 2009 is set forth below:

Mutual Funds — “RiverSource® Funds” — RiverSource Diversified Bond Fund, RiverSource Balanced Fund, RiverSource Retirement Plus 2010 Fund, RiverSource Retirement Plus 2015 Fund, RiverSource Retirement Plus 2020 Fund, RiverSource Retirement Plus 2025 Fund, RiverSource Retirement Plus 2030 Fund, RiverSource Retirement Plus 2035 Fund, RiverSource Retirement Plus 2040 Fund, RiverSource Retirement Plus 2045 Fund, RiverSource Mid Cap Value Fund, RiverSource Diversified Equity Income Fund and RiverSource Disciplined Equity Fund — are mutual funds offered to the general public. Each of the RiverSource Funds is managed by RiverSource Investments, LLC, a wholly-owned subsidiary of the Company. James Small Cap Fund is managed by James Investment Research. Alger Small Cap Growth Institutional Fund is managed by Alger Group.

Collective Investment Funds — RiverSource Trust Equity Index Fund III is a collective fund, managed by Ameriprise Trust Company. Wellington Trust Mid Cap Growth Portfolio and Wellington Trust Large Cap Growth Portfolio are managed by Wellington Management Company LLP. AllianceBernstein International Style Blend Collective Fund is managed by AllianceBernstein LP.

Ameriprise Financial Stock Fund — The Ameriprise Financial Stock Fund is an Employee Stock Ownership Plan (“ESOP”) that invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.

Self-Managed Brokerage Account (Mutual Funds only) — The SMBA gives participants the freedom to invest in a wide variety of mutual funds in addition to the other aforementioned investment options. Participants are provided over 800 mutual funds from which to choose.

Income Fund — Invests primarily in various book value wrap contracts, directly or indirectly, offered by insurance companies and banks, backed by fixed income securities issued by the U.S. government and its agencies. See Note 5 for a more comprehensive discussion of book value wrap contracts. Ameriprise Trust Company is the investment manager for the Income Fund. The Income Fund also invests in the RiverSource Trust U.S. Government Securities Fund I (which invests primarily in short-term debt instruments issued by the U.S. government and its agencies), the RiverSource Trust Government Income Fund (which invests primarily in U.S. Treasury, agency and mortgage backed securities) and the RiverSource Trust Stable Capital Fund I (which invests primarily in a diversified pool of U.S. Treasury, agency and mortgage backed securities together with book value wrap contracts of varying maturity, sizes and yields). The goal of these funds is to maximize current income consistent with the preservation of principal.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2009

4.  Investments (continued)

At December 31, 2009 and 2008, investments with a fair value representing 5% or more of the Plan’s net assets available for benefits were as follows:

Description	Number of Shares	Cost	Fair Value
2009
Mutual Funds
RiverSource Disciplined Equity Fund	16,775,353	$105,389,020	$79,682,925

Ameriprise Financial Stock Fund
Ameriprise Financial, Inc. Common Shares	2,055,641	$71,443,381	$80,090,069

Collective Investment Funds
RiverSource Trust Equity Index Fund III	1,238,354	$40,874,207	$41,591,348
Wellington Trust Fund Mid Cap Growth Portfolio	4,047,522	$39,046,401	$41,122,825
AllianceBernstein International	6,985,558	$65,087,181	$56,722,728

2008
Mutual Funds
RiverSource Disciplined Equity Fund	17,503,698	$116,588,405	$70,714,939

Ameriprise Financial Stock Fund
Ameriprise Financial, Inc. Common Shares	1,819,381	$71,000,856	$42,445,882

Collective Investment Funds
RiverSource Trust Equity Index Fund III	1,206,665	$42,651,619	$31,931,982
AllianceBernstein International	6,581,183	$67,516,167	$40,671,711

5.  Book Value Wrap Contracts

Book value wrap contracts are fully benefit-responsive and comprised of both an investment and a contractual component. The investment component consists of collective investment funds and a pooled portfolio of actively managed fixed income securities owned by the Income Fund, referred to as the Covered Assets. The Income Fund enters into wrapper agreements (the contractual component) with third-parties, generally insurance companies or banks, to protect the Covered Assets from adverse interest rate movements. Under the agreements, the third-party is obligated to provide sufficient funds to cover participant benefit withdrawals and investment transfers regardless of the market value of the Covered Assets. While the agreements protect the Income Fund against interest rate risk, the Income Fund is still exposed to default risk if issuers of Covered Assets default on payment of interest or principal.

Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the book value wrap contracts as well as the adjustment of the book value wrap contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Contract value represents the face amount of the contract plus accrued interest at the contract rate.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2009

5.  Book Value Wrap Contracts (continued)

Certain events may limit the ability of the Income Fund to transact at contract value with the contract issuers for participant benefit payments or investment transfers. One possible event would be a request by the Company to terminate or partially terminate the Plan. Another possible event would be a request by the trustee to terminate a contract at market value. Neither of these events is probable.

Certain events may allow the issuer to terminate a book value wrap contract and settle at an amount different from contract value. Such events are not probable but may include the termination of the Plan or the Trust holding the Income Fund assets, the replacement of the trustee of the Income Fund without the consent of the wrapper provider, a breach of the contract terms by a counterparty, or a legal or regulatory event such as an adverse ruling by a regulatory agency.

The crediting rate of a book value wrap contract is the rate at which the Income Fund will recognize income on Covered Assets. The rate is tied to the performance and duration of the Covered Assets and is generally reset quarterly. The weighted average crediting rates on book value wrap contracts were 3.94% and 4.80% at December 31, 2009, and 2008, respectively. The average yield on book value wrap contracts was 4.89% and 7.06% for 2009 and 2008, respectively.

6.  Fair Values of Assets

Generally accepted accounting principles defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Plan categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Plan’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1           Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2           Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3           Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2009

6.  Fair Values of Assets (continued)

Determination of Fair Value

The Plan uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets. The Plan’s market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets. The Plan’s income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Mutual Funds

The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.

Collective Investment Funds

The fair value of collective investment funds is determined by the NAV which represents the exit price. Collective investment funds are classified as Level 2 as they are traded in principal-to-principal markets with little publicly released pricing information.

Ameriprise Financial Stock Fund

The fair value of the Ameriprise Financial Stock Fund is determined using quoted prices in active markets for Ameriprise Financial, Inc. common shares and is classified as Level 1. Actively traded money market funds are measured at their NAV and classified as Level 1.

Self-Managed Brokerage Account

The fair value of common stock is determined using quoted prices in active markets and is classified as Level 1. The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.

Income Fund

The fair value of fixed income securities is obtained from nationally-recognized pricing services, broker quotes, or other model-based valuation techniques such as the present value of cash flows. Fixed income securities classified as Level 1 include U.S. Treasuries and those classified as Level 2 include agency mortgage backed securities, commercial mortgage backed securities, and U.S. government and agency securities. The fair value of mutual funds is based on the NAV. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available. The fair value of wrapper agreements is based on the present value of future fee payments attributable to each wrapper. Wrapper agreements are classified as Level 3 as there are significant unobservable inputs.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2009

6.  Fair Values of Assets (continued)

Participant Loans

Participant loans are measured at cost, which is a reasonable estimate of fair value due to restrictions on the transfers of these loans. Participant loans are classified as Level 3 as the inputs are unobservable.

The following tables present the balances of assets measured at fair value on a recurring basis:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets
Mutual funds:
U.S. equity securities	$159,853,713	$—	$—	$159,853,713
U.S. debt securities	36,284,957	—	—	36,284,957
Balanced	145,435,968	—	—	145,435,968
Total mutual funds	341,574,638	—	—	341,574,638
Collective investment funds:
U.S. equity securities	—	96,077,745	—	96,077,745
Non-U.S. equity securities	—	56,722,728	—	56,722,728
Total collective investment funds	—	152,800,473	—	152,800,473
Ameriprise Financial Stock Fund	81,496,538	—	—	81,496,538
Self-Managed Brokerage Account:
Cash	163	—	—	163
Common stock	17,569,592	—	—	17,569,592
Mutual funds:
U.S. equity securities	58,314,418	—	—	58,314,418
U.S. debt securities	19,008,136	—	—	19,008,136
Balanced	3,200,117	—	—	3,200,117
Non-U.S. securities (1)	18,596,901	—	—	18,596,901
Total Self-Managed Brokerage Account	116,689,327	—	—	116,689,327
Income Fund:
U.S. Government and agency securities	6,910,599	69,597,042	—	76,507,641
Collective investment funds:
U.S. debt securities	—	20,758,671	—	20,758,671
Wrapper contracts	—	—	279,921	279,921
Total Income Fund	6,910,599	90,355,713	279,921	97,546,233
Participant loans	—	—	21,827,959	21,827,959
Total assets at fair value	$546,671,102	$243,156,186	$22,107,880	$811,935,168

(1) Includes both equity and debt securities.

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Assets
Mutual funds:
U.S. equity securities	$121,475,716	$—	$—	$121,475,716
U.S. debt securities	26,712,922	—	—	26,712,922
Balanced	116,090,472	—	—	116,090,472
Total mutual funds	264,279,110	—	—	264,279,110
Collective investment funds:
U.S. equity securities	—	62,145,846	—	62,145,846
Non-U.S. equity securities	—	40,671,711	—	40,671,711
Total collective investment funds	—	102,817,557	—	102,817,557
Ameriprise Financial Stock Fund	42,967,936	—	—	42,967,936
Self-Managed Brokerage Account:
Cash and cash equivalents	5,764,711	—	—	5,764,711
Common stock	9,388,670	—	—	9,388,670
Mutual funds:
U.S. equity securities	36,502,142	—	—	36,502,142
U.S. debt securities	10,517,513	—	—	10,517,513
Balanced	3,954,663	—	—	3,954,663
Non-U.S. securities (1)	13,707,254	—	—	13,707,254
Total Self-Managed Brokerage Account	79,834,953	—	—	79,834,953
Income Fund:
U.S. Government and agency securities	4,638,070	55,426,040	—	60,064,110
Collective investment funds:
U.S. debt securities	—	31,718,823	—	31,718,823
Wrapper contracts	—	—	179,850	179,850
Total Income Fund	4,638,070	87,144,863	179,850	91,962,783
Participant loans	—	—	19,143,155	19,143,155
Total assets at fair value	$391,720,069	$189,962,420	$19,323,005	$601,005,494

(1) Includes both equity and debt securities.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2009

6.  Fair Values of Assets (continued)

The following tables provide a summary of changes in Level 3 assets measured at fair value on a recurring basis:

	Participant Loans	Wrapper Contracts

Balance, January 1, 2009	$19,143,155	$179,850
Total gains included in:
Total investment income	1,282,556	100,071
Purchases, sales, issuances and settlements, net	1,402,248	—
Balance, December 31, 2009	$21,827,959	$279,921

Change in unrealized gains included in total investment income relating to assets held at December 31, 2009	$—	$100,071	(1)

(1) Included in net realized/unrealized appreciation in the Statements of Changes in Net Assets Available for Benefits.

	Participant Loans	Wrapper Contracts

Balance, January 1, 2008	$19,594,095	$162,507
Total gains included in:
Total investment loss	1,340,789	17,343
Purchases, sales, issuances and settlements, net	(1,791,729)	—
Balance, December 31, 2008	$19,143,155	$179,850

Change in unrealized gains included in total investment loss relating to assets held at December 31, 2008	$—	$17,343	(1)

(1) Included in net realized/unrealized depreciation in the Statements of Changes in Net Assets Available for Benefits.

7.  Risks and Uncertainties

The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.  Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated December 11, 2007 to the effect the Plan is qualified under the Code and the Trust established under the Plan is tax exempt and the Plan satisfies the requirement of Code Section 4975(e)(7) as an ESOP. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is operated in compliance with the applicable requirements of the Code, and therefore believes the Plan is qualified and the Trust is tax exempt and the Plan satisfies the requirements of Code Section 4975(e)(7).

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2009

9.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$809,233,000	$604,227,047
Deemed distributions of participant loans	(238,435)	(208,577)
Difference between contract value and fair value of fully benefit-responsive investment contracts	2,913,270	2,315,060
Net assets available for benefits per Form 5500	$811,907,835	$606,333,530

	December 31,
	2009	2008
Net increase (decrease) in net assets available for benefits per the financial statements	$205,005,953	$(306,474,030)
Change in deemed distributions of participant loans	(29,858)	16,125
Change in difference between contract value and fair value of fully benefit-responsive investment contracts	598,210	1,560,520
Net income (loss) per Form 5500	$205,574,305	$(304,897,385)

10.  Subsequent Events

The Company evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure through the date the financial statements were issued.

Various amendments to the Plan became effective on March 1, 2010. The Fixed Match contribution was increased from the first 3% to the first 5% of the eligible compensation an employee contributes on a pretax or Roth 401(k) basis for each annual period.  In addition, an annual Fixed Match True-Up will now be completed to ensure employees receive the full amount of Fixed Match contributions for which they are eligible. Further, both the Variable Match and Stock contributions have been eliminated. Finally, the definition of eligible compensation was expanded to include performance related cash incentives, bonus, commissions, overtime and certain other amounts.

On April 30, 2010, the Company completed its acquisition of the long-term asset management business of Columbia Management from Bank of America. Employees of Columbia Management that joined the Company in connection with the transaction generally received credit for their service with Columbia Management for purposes of participation and vesting under the Plan.

Ameriprise Financial 401(k) Plan

SUPPLEMENTAL SCHEDULE

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2009

Name of Plan Sponsor:	Ameriprise Financial, Inc.
Employer Identification Number:	13-3180631
Three-Digit Plan Number:	001

Identity of Issue, Borrower, Lessor, or Similar Party	Shares / Units or Face Amount	Current Value

Mutual Funds —
RiverSource Diversified Bond Fund*	6,679,706	$36,284,957
RiverSource Balanced Fund*	2,548,346	23,164,461
RiverSource Retirement Plus 2010*	655,967	5,352,688
RiverSource Retirement Plus 2015*	1,949,109	15,787,784
RiverSource Retirement Plus 2020*	2,362,591	18,121,071
RiverSource Retirement Plus 2025*	2,988,145	22,919,076
RiverSource Retirement Plus 2030*	2,858,027	21,892,487
RiverSource Retirement Plus 2035*	2,165,457	16,435,819
RiverSource Retirement Plus 2040*	1,518,508	11,206,590
RiverSource Retirement Plus 2045*	1,401,858	10,555,992
RiverSource Mid Cap Value Fund*	2,433,945	15,771,963
RiverSource Diversified Equity Income Fund*	2,881,008	25,381,679
RiverSource Disciplined Equity Fund*	16,775,353	79,682,925
James Small Cap Fund	1,072,153	17,958,568
Alger Small Cap Fund	950,297	21,058,578
Total Mutual Funds		341,574,638

Collective Investment Funds —
RiverSource Trust Equity Index Fund III*	1,238,354	41,591,348
Wellington Trust Mid Cap Growth Portfolio	4,047,522	41,122,825
Wellington Trust Large Cap Growth Portfolio	1,051,422	13,363,572
AllianceBernstein International	6,985,558	56,722,728
Total Collective Investment Funds		152,800,473

Ameriprise Financial Stock Fund —
Evergreen Money Market Fund*	1,406,469	1,406,469
Ameriprise Financial, Inc. Common Shares*	2,055,641	80,090,069
Total Ameriprise Financial Stock Fund		81,496,538

Self-Managed Brokerage Account		116,689,327

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2009

Identity of Issue, Borrower, Lessor, or Similar Party	Shares / Units or Face Amount	Current Value

Income Fund —
RiverSource Trust U.S. Government Securities Fund I*	2,457,709	2,457,709
RiverSource Trust Government Income Fund*	171,840	4,469,568
RiverSource Trust Stable Capital Fund I*	568,578	13,820,987
U.S. Government and agency securities:
FNMA TBA 30YR 4.5% 1/15/39	750,000	748,594
FNMA TBA	1,435,000	1,499,575
FNMA TBA 5.5% 1/1/31	2,500,000	2,616,798
FNMA 15YR TBA 6.00%	600,000	640,031
FNMA 30YR TBA 6.00%	1,100,000	1,164,968
GNMA TBA 30YR 6.00% 1/15/39	425,000	449,039
FHLMC GOLD TBA 30YR 5.50%	500,000	523,750
FHLMC GOLD #E92454	92,251	97,250
FHLMC GOLD #E97248	92,136	97,505
FHLMC GOLD #E99565 5.50% 9/01/18	114,012	121,545
FHLMC GOLD #E99595 5.50% 10/01/18	31,521	33,758
FHLMC (NON GOLD) ARM #1J0614 5.69% 9/01/37	260,065	273,836
FGOLD 30YR 6.00% 9/1/37	250,445	264,737
FGOLD 10 YR #G12100 5.00% 5/1/16	82,124	84,815
FHLMC GOLD #G12141	574,900	596,144
FHLMC GOLD #QQQ	836,801	888,840
H 1G 1G0847	457,465	477,405
FHLMC (NON-GOLD) ARM #1J1396	423,058	446,798
FHLMC (NON-GOLD) ARM #1G2450	474,203	502,326
FHLMC (NON-GOLD) ARM #1G2598	325,313	344,645
FHLMC MTN 4.00%	1,500,000	1,582,259
FHLMC 2.177%	755,000	756,480
FHLMC 2.25%	755,000	758,806
FHLMC 1.55%	1,120,000	1,121,861
FHLMC 2.00%	555,000	556,147
FHLMC 1.00%	455,000	453,526
FHLMC 1.50%	990,000	988,120
FHLMC #G10559 GOLD 7.00%	3,768	3,945
FHLMC #G10561 GOLD 7.00%	4,083	4,274
FHLMC #C66537	45,280	49,963
FHLMC #C66594	30,366	33,487
FED Home Mortgage Corp Pool	414,305	434,457
FHLMC 15YR #E00546 5.50%	12,831	13,425
FHLMC GOLD #E00593	17,839	18,706
FHLMC GOLD #B12280	10,206	108,958

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2009

Identity of Issue, Borrower, Lessor, or Similar Party	Shares / Units or Face Amount	Current Value

Income Fund (continued) —
FHLMC CMO 6.085% 9/25/29	18,783	18,412
FHLB 3.125%	605,000	621,229
FHLB 1%	220,000	219,125
FHLMC 2403-DA	25,452	25,741
FHLMC #780514 ARM	60,536	62,987
FNMA 4.375%	535,000	573,546
FNMA	481,000	510,644
FNMA VAR 7/09/12	815,000	815,005
FNMA 1.00 7/19/2012	990,000	985,850
FNMA 1.05%	565,000	562,338
FHLMC 3/23/2012	340,000	345,210
FHLMC GOLD TBA 30 YR 4.5%	900,000	897,750
FHLMC GOLD TBA 30 YR 5.0%	650,000	666,453
FHLMC 3588 AW VAR	455,499	457,262
FHLMC REMIC SERIES 3588 TA VAR	684,453	687,206
FNMA #250800 7.50%	6,220	6,511
FNMA #252016	19,335	21,438
FNMA 15YR #252260 6.00%	27,840	29,871
FNMA #323812 6% 7/1/29	750,220	803,673
FNMA #357264	663,178	708,771
FNMA #357324	393,320	405,325
FNMA GTD MTG PASS	683,229	717,675
FNMA #387357	474,643	482,330
FNMA #387549	421,308	440,387
FNMA #433679	81,351	87,201
FNMA #462237	287,407	309,670
FNMA #535003	22,785	24,355
FNMA #535219	18,852	20,573
FNMA #535802	29,996	32,325
FNMA #545874	83,209	90,849
FNMA #555432	592,369	622,604
FNMA #555528	298,823	319,367
FNMA #555531	528,064	555,017
FNMA #635227	114,287	125,102
FNMA #635894	28,311	30,998
FNMA #636030	51,425	56,189
FNMA #638210	25,604	28,082
FNMA #640996	49,187	55,507
FNMA #646456	170,092	187,717
FNMA #647989	207,711	229,234
FNMA #648349	109,231	118,015

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2009

Identity of Issue, Borrower, Lessor, or Similar Party	Shares / Units or Face Amount	Current Value

Income Fund (continued) —
FNMA #653145	82,104	88,674
FNMA ARM #654285	50,783	53,947
FNMA #659930	456,918	488,331
FNMA #667787	66,968	71,413
FNMA #670891	143,602	152,347
FNMA 2003-W11 A1	1,799	1,778
FHLMC 2617 HD	70,235	73,806
FNMA 2003-W19-1A6	517,995	547,375
FNMA 2004-W3 A15	49,163	49,334
FNMA 2004-60 PA	183,206	194,267
FHLMC 2750 DB	10,833	10,818
FHLMC 2770 ON	245,824	252,757
FHLMC 2843-BA	88,409	91,792
FHLMC 2907-AG	125,105	130,219
FHLMC 3154-AN	507,260	527,944
FHMS 2006-K1-A2	1,059,230	1,160,553
FNMA	625,000	648,649
FNMA 2.0000%	1,165,000	1,168,269
FNMA 2.2150%	835,000	838,606
FNMA VAR 4/29/2011	324,000	324,007
FNMA 2.5 5/15/14	145,000	144,716
FNMA 2.625% 11/20/2014	555,000	549,452
FNMA #695838	83,136	89,134
FNMA #699883	520,810	547,393
FNMA #702427	158,337	168,269
FNMA #703937	20,556	21,920
FNMA #704265	542,180	569,854
FNMA #705304	95,205	100,756
FNMA #720399	139,198	148,410
FNMA #720422	78,562	83,792
FNMA GTD MTG PASS	409,822	437,741
FNMA #725090	108,773	115,225
FNMA #725232	683,749	704,511
FNMA #725284	40,711	43,051
FNMA #725425	111,609	117,560
FNMA #725773	585,051	614,913
FNMA #725815	246,391	263,177
FNMA #740843	77,957	82,463
FNMA #741897	162,535	167,471

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2009

Identity of Issue, Borrower, Lessor, or Similar Party	Shares / Units or Face Amount	Current Value

Income Fund (continued) —
FNMA #745275	982,531	1,010,215
FNMA POOL #745418	1,109,114	1,165,031
FNMA #745563	197,342	207,414
FNMA #745629	454,661	481,375
FNMA #747019	83,904	88,365
FNMA #754297	52,666	55,089
FNMA #759123	70,876	73,662
FNMA #761141	366,664	386,303
FNMA #763578	667,424	711,849
FNMA #764082	115,593	119,111
FNMA #764156	79,305	82,823
FNMA #766731	563,957	580,553
FNMA #780582	127,702	133,105
FNMA #785506	1,094,075	1,126,270
FNMA ARM #786628	68,605	72,885
FNMA #794787	127,569	133,851
FNMA ARM #799769	85,750	89,483
FNMA ARM #801344	81,301	84,872
FNMA #804303	672,793	707,134
FNMA #22092 5.5% 9/1/34	290,985	305,838
FNMA #809534 5.09% 2/01/35	160,052	168,212
FNMA 10/1 HYBRID ARM 5.1% 8/1/35	311,254	326,328
FNMA ARM #820545	234,758	246,586
FNMA ARM #826908	311,688	329,351
FNMA #831809	737,213	783,058
FNMA #844705	297,042	313,174
FNMA #844816	116,037	124,355
FNMA ARM #847988	294,426	308,295
FNMA ARM #849082	292,750	310,199
FNMA ARM #849170	219,817	233,259
FNMA #865689	250,648	264,649
FNMA #865818	258,235	272,691
FNMA ARM #866097	230,972	244,341
FNMA #871091	693,370	744,073
FNMA ARM #872753	85,707	90,830
FNMA #883267	259,822	282,206
FNMA #886054	164,309	182,290
FNMA ARM #887096	189,493	200,516
FNMA #888414	729,259	749,807

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2009

Identity of Issue, Borrower, Lessor, or Similar Party	Shares / Units or Face Amount	Current Value

Income Fund (continued) —
FNMA 889052 6% 2/1/38	763,299	819,623
FNMA #920874	589,201	632,286
FNMA POOL #930946	1,448,517	1,487,974
FNMA POOL #976421	199,497	205,630
FNMA MORT 10/01/2039 5.5% #AD0319	982,578	1,034,931
GNMA 2006-30-A	755,288	778,773
GNMA REMIC TRUST 2009-63	530,936	530,072
GNMA 2004-60 A	10,878	10,872
GNMA REMIC TRUST 2009-71	746,380	751,888
U.S. T-BOND TIPS 1.625%	310,000	365,002
U.S. T-BOND TIPS 1.8750%	325,000	380,588
U.S. T-BOND TIPS 1.2500%	340,000	358,940
U.S. TREAS NTS 3.1250%	2,485,000	2,353,372
U.S. TREASURY BOND 5.25%	370,000	400,872
U.S. TREAS NTS 2.6250%	330,000	319,765
U.S. TREAS NTS 10/31/2014	760,000	751,746
U.S. TREAS NTS 11/15/2019	1,500,000	1,443,984
U.S. TREAS NTS 2.1250%	1,470,000	1,435,205
BANK OF AMERICA FDIC GTD TLG 3.125%	380,000	393,755
BANK OF AMERICA FDIC GTD TLG 2.100%	290,000	292,677
BANK OF AMERICA FDIC GTD TLG 2.375%	300,000	305,683
CITIGROUP FUNDING 2.125%	490,000	494,723
GENERAL ELECTRIC 12/28/12 2.625%	815,000	830,556
GOLDMAN SACHS GP INC FDIC TL 1.625%	600,000	605,366
JP MORGAN CHASE	265,000	267,345
PRIVATE EXPORT 3.05%	615,000	616,270

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2009

Identity of Issue, Borrower, Lessor, or Similar Party	Shares / Units or Face Amount	Current Value

Income Fund (continued) —
Accrued Income and Wrappers:
Synthetic Accrued Income		301,691
AIG Wrapper		15,980
Bank of America Wrapper		18,769
State Street Wrapper		28,325
RBC II Wrapper		17,336
IXIS Wrapper		36,900
RBC I Wrapper		14,289
Rabobank Wrapper		16,683
JP Morgan Chase Wrapper		23,716
Pacific Life Wrapper		24,560
Met Life Wrapper		37,523
Monumental V Wrapper		35,432
Monumental II Wrapper		10,408
Total Income Fund		97,546,233

Loans to Participants*
Various, 4.0% – 9.5%, due 1/07 – 10/36		21,827,959
Less: Deemed distributions		(238,435)
Net participant loans		21,589,524

Assets Held at End of Year per Form 5500		$811,696,733

* Indicates Party-in-interest

SIGNATURE

THE PLAN, Pursuant to the requirements of the Securities Exchange Act of 1934 and the Employee Benefits Administration Committee, duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIPRISE FINANCIAL 401(k) PLAN

	By	/s/ Michelle Rudlong

Michelle Rudlong
Delegate
Employee Benefits Administration Committee

Date: June 25, 2010

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm.